UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Fidelity Private Credit Fund

(Name of Issuer)

Fidelity Private Credit Fund

(Name of Person(s) Filing Statement)

Class I, Class D, and Class S Shares of Beneficial Interest

(Title of Class of Securities)

31634E306, 31634E207, and 31634E108

(CUSIP Number of class of securities)

Margaret Carey, Secretary

245 Summer Street

Boston, Massachusetts 02210

617-563-7000

(Name, Address and Telephone No. of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard Horowitz, Esq.

Jonathan Gaines, Esq.

Paul Stevens, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

August 2, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)

The name of the issuer is Fidelity Private Credit Fund (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 245 Summer Street, Boston, Massachusetts 02210 and the telephone number is 617-563-7000.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I common shares of beneficial interest (the “Class I Shares”), Class D common shares of beneficial interest (the “Class D Shares”), and Class S common shares of beneficial interest (the “Class S Shares” and together with Class I Shares and Class D Shares, the “Shares”) or portions thereof. As of the close of business on June 28, 2024, there were 22,690,013 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 5% Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of June 28, 2024.

(c)	Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)

The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Fidelity Diversifying Solutions LLC (the “Adviser”) serves as the investment manager for the Fund. The Adviser is located at 245 Summer Street, Boston, Massachusetts 02210 and its telephone number is 617-563-7000. The members of the Fund’s Board of Trustees (the “Board”) are David B. Jones, Jennifer M. Birmingham, Matthew J. Conti, and Tara C. Kenney (each, a “Trustee”). The President and Treasurer is Heather Bonner, the Chief Financial Officer is John J. Burke III, the Vice Presidents are David Gaito, Robert Gannon, Therese Icuss, Christopher Quinlan, Jeffrey Scott, and Harley Lank, the Secretary and Chief Legal Officer is Margaret Carey, and the Chief Compliance Officer is Ksenia Portnoy. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a) (1)(i)

Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 1,134,500 Shares that are tendered by Shareholders by 4:00 p.m., Eastern Time, on August 30, 2024 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)

The purchase price of a Share (or portion thereof) tendered will be its net asset value as of September 30, 2024 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will receive cash in an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The Form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.

(iii)

The Offer is scheduled to expire on August 30, 2024 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a) (2)	Not applicable.

(b)

Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)

The Fund’s prospectus, dated April 29, 2024, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of June 28, 2024, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
David B. Jones	6,000	*
Jennifer M. Birmingham	—	—
Matthew J. Conti	47,395
Tara C. Kenney	—	—
Heather Bonner	—	—
John J. Burke III	—	—
David Gaito	17,959	*
Robert Gannon	1,122	*
Therese Icuss	11,224	*
Margaret Carey	—	—
Ksenia Portnoy	—	—
Christopher Quinlan	13,994	*
Jeffrey Scott	11,224	*
Harley Lank	83,673	*
FMR Capital, Inc.	917	*
FMR LLC	1,280,002	5.64%
Fidelity Diversifying Solutions LLC	—	—

*	Less than 1%.

None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has issued to the Adviser, Trustees and officers of the Fund an aggregate of approximately 1,433 shares, including the net impact of shares issued pursuant to the Fund’s dividend reinvestment plan, for net proceeds of approximately $37,059 to the Adviser, any Trustee or officer of the Fund, or any person controlling the Fund or the Adviser. There have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any Trustee or executive officer of the Fund, or any person controlling the Fund or the Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)

The audited annual financial statements of the Fund dated December 31, 2023 filed with the SEC on EDGAR on March 22, 2024 are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund within 120 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1) None.

(2)  None.

(3)  Not applicable.

(4)  None.

(5)  None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a) (1) (i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.

(iii)	Form of Letter of Transmittal.

(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(v)	Form of Notice of Withdrawal of Tender.

(a) (2)-(4)	Not applicable.

(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY PRIVATE CREDIT FUND

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

Dated: August 2, 2024

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

EX-FILING FEES	Calculation of Filing Fee Table.